Filed by Siebel Systems, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Siebel Systems, Inc.

Commission File No. of Subject Company: 000-20725

CUSTOMER AND PARTNER OVERVIEW AND FAQ

OVERVIEW

Oracle to Acquire Siebel

On September 12, 2005, Oracle announced our plan to buy Siebel, the leading provider of Customer Relationship Management (CRM) software, solidifying Oracle’s position as the number one applications company in North America and moving us closer to the number one position globally. We expect the transaction to close in early 2006, subject to regulatory and other approvals. Until the deal closes, each company will continue to operate independently, and it is business as usual.

This is a customer driven acquisition. Our joint customers have consistently recommended this transaction to both companies for over a year. Siebel provides best-in-class customer-facing products and industry solutions to over 4,000 customers and close to 3.5 million end users, and we will make the features of those products the centerpiece of our Project Fusion CRM products. Siebel boasts 98% customer loyalty across its customer base, and has proven flexible deployment options and demonstrated ROI. Siebel CRM, Oracle ERP, Oracle Fusion Middleware, and Oracle 10g Database combine to form a complete, world-class set of customer-centric, information age applications. Together we become a stronger, more strategic partner, with complementary resources and maximum deployment flexibility. Our customers and partners have asked for it directly.

Customer investments in Oracle and Siebel CRM will be fully supported and protected. We plan to continue to provide product enhancements and support to Oracle, PeopleSoft, and JD Edwards CRM products, and we encourage our customers to continue to use, deploy, and upgrade to new versions of these products. In Oracle’s next generation CRM, customers will benefit from the best features of Oracle, PeopleSoft, JD Edwards, and Siebel products. Customers will also gain access to Siebel CRM best practices and to a range of Siebel customer-facing modules that are complementary to Oracle’s offerings, including industry-tailored CRM, analytics, and customer data integration.

Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions and have a single vendor to address customer needs for CRM, analytics, customer data integration, ERP, and infrastructure technologies. Moreover, Siebel partners will be able to take advantage of Oracle’s worldwide resources and increased partner investment while Oracle partners will benefit from Siebel’s best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs.

We are dedicated to maintaining and increasing the quality of innovation, support and service you have come to expect from Oracle and Siebel. We look forward to providing you the best and most complete customer-centric technology platform for your business.

FREQUENTLY ASKED QUESTIONS

Product and Services

What is Customer Relationship Management (CRM) software?

CRM software is a collection of applications that in a wide variety of combinations manage customer interactions across marketing, sales, services, and customer support functions. CRM solutions can be common across industries, or they can be tailored to specific industries; they can provide varying levels of functionality but all pretty much do the same thing, broadly speaking, and are applications that customers “touch.” They are sometimes referred to, therefore as “customer facing” software applications.

Does everyone use CRM?

It depends how you look at it. The types of business problems CRM software addresses are shared by many different businesses and organizations, large and small, across many industries. That said, not all businesses use software to solve those problems (though we’d like to provide them some in the future), and not all business problems have software solutions developed yet (though we’d like to develop those in the future). This is a fast moving part of the software business and greatly strategic to CRM customers, so they are always working with vendors to develop new competitive choices for them. CRM customers do need vendors who continue to develop these solutions – because their own businesses continue to develop.

What products does Siebel develop and support?

Siebel develops and supports a suite of cross-industry and industry-specific customer-facing applications. Siebel’s product suite includes:

•	CRM – management of customer interactions across marketing, sales, services, and support functions

•	Customer Analytics – business intelligence applications to analyze current and historical information

•	Customer Data Integration – links customer data to business processes

What services does Siebel provide?

Siebel provides the following services to its customers:

•	CRM OnDemand – enables customers to take advantage of CRM capabilities as an online service, without the complexities of an onsite/customer software implementation

•	Customer Experience consulting – uses CRM best practices to define a strategy on how to engage, interact, and manage customer interactions across a business

•	Implementation services – uses CRM best practices to ensure the success of CRM implementations

What is the current plan for Siebel products?

Siebel intends to continue to deliver enhancements and improvements to its products as currently contemplated. After the close of the transaction, Oracle plans to make Siebel CRM the centerpiece of Oracle’s Fusion CRM products.

What will be the combined Oracle and Siebel product roadmap?

Oracle plans to continue to enhance and support Oracle and Siebel CRM products. In parallel, Oracle and Siebel development teams will work together to develop next generation CRM applications based on open standards and a service oriented architecture. Plans include the following:

•	Ensure integration of Oracle and Siebel products

•	Develop Siebel and Oracle applications using industry standards such as Java and service oriented architecture

•	Optimize Siebel and Oracle applications for the standards-based Oracle Fusion platform

•	Position Siebel as the centerpiece of Oracle’s Fusion CRM Provide upgrades to Fusion CRM applications for supported Oracle and Siebel customers, which will incorporate Siebel CRM as the base set of features and functionality

Will Oracle continue to support customers running Siebel solutions on alternative databases?

Oracle plans to continue to support Siebel’s database partners to serve customer needs.

How will this affect Oracle CRM customers?

Customer investments in Oracle CRM will be fully supported and protected. We plan to continue to provide product enhancements and support to Oracle, PeopleSoft, and JD Edwards CRM products. We encourage our customers to continue to use, deploy, and upgrade to new versions of these products. In Oracle’s next generation CRM, customers will benefit from the best features of Oracle, PeopleSoft, JD Edwards, and Siebel products. Customers will also gain access to Siebel CRM best practices and to a range of Siebel customer-facing modules that are complementary to Oracle’s offerings, including industry-tailored CRM, analytics, and customer data integration.

Customer and Partner Benefits

How is the proposed transaction between Oracle and Siebel expected to benefit Siebel customers?

Siebel customers will benefit in a number ways:

•	A stronger vendor with complementary product strengths

•	Seamless continuity as Oracle continues developing Siebel’s CRM and analytics solutions, with Siebel as the centerpiece of the Oracle CRM strategy

•	Commitment to deployment flexibility, including CRM OnDemand

•	Enhanced support and services through scale

•	An extended partner ecosystem with increased investment

As an Oracle customer, how can I benefit from Siebel’s products and services capabilities?

Siebel’s products and services will help Oracle customers extend the value of their existing CRM investments. Siebel provides a range of customer-facing products that are complementary to Oracle’s offerings, including industry-tailored CRM, analytics, and customer data integration. In addition, Siebel’s consulting services use best practices from the large number of Siebel deployments. Combined together, Siebel’s products and services will enable Oracle customers to improve decision-making across the business and maximize the value of CRM investments.

How is the proposed transaction between Oracle and Siebel expected to benefit Oracle customers running Oracle, PeopleSoft or JD Edwards CRM solutions?

The proposed transaction underscores Oracle’s commitment to customer-facing solutions. As the CRM industry evolves, we believe that greater scale in R&D and support will increase customer satisfaction and maximize the value of existing CRM investments. We plan to continue to enhance our CRM products with best-in-class Siebel CRM product capabilities in future product releases. In addition to continued support of all CRM solutions, customers will gain access to Siebel CRM best practices, industry expertise, and other complementary customer-facing solutions that Siebel offers.

How is the proposed transaction between Oracle and Siebel expected to benefit partners?

After the transaction is complete, Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions. In addition, partners will benefit by working with a single vendor to address CRM, analytics, customer data integration, ERP, and infrastructure technology needs. Moreover, Siebel partners will benefit from Oracle’s worldwide resources and increased partner investment. Oracle partners will benefit from Siebel’s best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs.

Business Continuity

Are Siebel’s solutions still available for purchase?

Yes. Until the transaction is complete, Siebel continues to operate as a separate business.

Should Siebel customers continue to call the Siebel Support Center?

Yes. Until the transaction is complete, Siebel continues to operate as a separate business. Customers will continue to see continuity in support and services from Siebel, and should continue to use existing Siebel contacts for support, professional services, and sales to address immediate and ongoing needs. We will communicate all changes and transitions occurring after the close of the transaction well in advance through standard communication channels.

What is the acquisition integration timeline?

Until the transaction is complete, we cannot comment on specific future integration plans. We will communicate updates with customers after the close of the transaction, which is expected to occur by the end of the year or in early 2006.

Should Siebel customers continue to contact their Siebel sales representative?

Yes. Until the transaction is complete, customers should continue to rely on existing Siebel relationships.

Will training on Siebel products continue?

Yes. Until the transaction is complete, Siebel continues to operate as a separate business. After the transaction closes, we will continue to support and grow Siebel product training. We want to ensure that our software helps our customers succeed, and we know excellent training is critical to reach that goal.

Will existing Siebel customer contracts be honored after the closing of the transaction?

Yes. Oracle intends to honor the terms and conditions of existing Siebel contracts.

Will Siebel leadership and employees be retained?

Yes. Oracle plans to make Siebel features and functionality the centerpiece of our Fusion CRM strategy. We will look to Siebel management and employees to help ensure the long-term success of our combined CRM strategy.

How will the timeline of Project Fusion be impacted?

The timely incorporation of Siebel’s next-generation service-oriented architecture will complement and enhance Project Fusion.

What will the impact be on the Siebel and Oracle user group communities?

Siebel’s user group conference planned for October 16-19, 2005 will proceed as scheduled. After the close of the transaction, our teams will work together to determine the best approach to educate Siebel users after the closing of the transaction. We will communicate to both user group communities with the latest details when they become available.

What happens next?

The transaction is expected to close in early 2006. A series of communications will take place to inform you of next steps, ranging from support plans to future product roadmap plans. Please visit www.siebel.com or www.oracle.com/siebel for up to date information on the transaction and subsequent integration.

The above is for information purposes and may not be incorporated into a contract. This transaction is subject to regulatory approval.

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Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.

Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements:

This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.

Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.